Graze, Inc.
Profit and Loss
December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
6000 Sales and Marketing	
6002 Advertising & Marketing	10.83
6003 Vehicle Use Fees	897.62
Total 6000 Sales and Marketing	**908.45**
6100 General and Administrative	
6101 Bank Charges & Fees	26.00
6105 Freight and Shipping costs	694.54
6106 Insurance	3,783.62
6108 Office Supplies & Software	2,555.63
6109 Rent & Lease	2,583.34
6110 Repairs & Maintenance	782.63
6140 Dues & Membership Fees	450.09
6141 Subscriptions Expense	713.33
6151 Legal & Professional Services	32,760.61
6152 Professional Services	36,458.00
6170 Job Supplies	874.21
6180 Meals & Entertainment	5,176.46
6200 Contractors	18,840.97
6300 Payroll Expenses	
6310 Salaries and Wages	
ER Taxes	956.25
Wages	18,750.00
Total 6310 Salaries and Wages	**19,706.25**
Total 6300 Payroll Expenses	**19,706.25**
6400 Travel	49.39
6405 Airfare	10,133.72
6410 Gas	525.38
6415 Hotel	7,980.01
6420 Parking / Tolls	640.73
6425 Public Transportation (Taxi, Rideshare, etc)	3,748.82
Total 6400 Travel	**23,078.05**
Merchant Processing Fees	3.20
Total 6100 General and Administrative	**148,486.93**
6600 Utilities	1,682.03
6700 Product Development (R&D)	
6717 Software Engineering	38,207.23
Total 6700 Product Development (R&D)	**38,207.23**

Graze, Inc.

Profit and Loss

December 2023

	TOTAL
9999 Uncategorized Expense	14,656.63
Stripe Other fees	2.00
Total Expenses	**$203,943.27**
NET OPERATING INCOME	**$ -203,943.27**
Other Income	
7000 Other Income	
7001 Interest Income	659.92
Total 7000 Other Income	**659.92**
Total Other Income	**$659.92**
Other Expenses	
6800 Depreciation Expense	232.69
8001 Interest Expense	902.54
Total Other Expenses	**$1,135.23**
NET OTHER INCOME	**$ -475.31**
NET INCOME	**$ -204,418.58**

Graze, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 Chase Fundraise 2517	12,233.39
1002 Chase Operating 2525	7,928.84
Total Bank Accounts	**$20,162.23**
Accounts Receivable	
1201 Accounts Receivable - related party	15,450.00
Total Accounts Receivable	**$15,450.00**
Other Current Assets	
1310 Interest receivable	28,428.82
1320 Subscription Receivable	1,811.90
1350 Prepaid Expenses	148,973.87
1401 Loan Receivable from Future VC, LLC	259,000.00
Taxes Receivable	1,468.04
Total Other Current Assets	**$439,682.63**
Total Current Assets	**$475,294.86**
Fixed Assets	
1502 Computers	7,466.00
1505 Trailer	14,519.41
1601 Accumulated Depreciation	-816.33
Total Fixed Assets	**$21,169.08**
TOTAL ASSETS	**$496,463.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	184,276.62
Total Accounts Payable	**$184,276.62**
Credit Cards	
2110 American Express	
2111 LF 31009	-3,657.44
2112 ST 32023	26,832.26
EB 2049	10,406.93
Total 2110 American Express	**33,581.75**
2120 Chase Ink CC	
2121 EB 7681	15,132.87
2122 LF 9073	84,841.39
Total 2120 Chase Ink CC	**99,974.26**
2130 Ramp	8,093.95

	TOTAL
Total Credit Cards	**$141,649.96**
Other Current Liabilities	
2205 Deferred revenue	500.00
2206 Graze Unit Reservation Deposits	15,100.00
2220 SAFE Liability	79,950.00
2225 Stock Issuance Clearing	624,470.31
2310 Withholding Taxes Payable	14,324.43
Total Other Current Liabilities	**$734,344.74**
Total Current Liabilities	**$1,060,271.32**
Total Liabilities	**$1,060,271.32**
Equity	
3001 Capital Stock	
3001-01 Common Stock Par Value	58.97
3001-011 Seed Round - Future VC - Common Stock	-0.50
Total 3001-01 Common Stock Par Value	**58.47**
3001-02 Class F Stock	332.00
3001-03 Series A - Preferred Stock	274.62
3001-04 Series A-1 - Preferred Stock	148.00
3001-05 Series A-2 Preferred Stock	28.00
Total 3001 Capital Stock	**841.09**
3005 Additional Paid-in Capital	-985.82
3005-01 APIC - Common Stock	862,745.59
3005-011 APIC - Reg A - Dealmaker	2,928,448.22
3005-0111 Reg A Offering Costs - Dealmaker	-289,721.54
Total 3005-011 APIC - Reg A - Dealmaker	**2,638,726.68**
Total 3005-01 APIC - Common Stock	**3,501,472.27**
3005-02 APIC - Preferred Series A	786,872.45
3005-021 Series A - Reg A - SeedInvest	3,715,009.48
3005-0211 Series A - Issuance Costs (SI)	-431,319.68
Total 3005-021 Series A - Reg A - SeedInvest	**3,283,689.80**
3005-022 Series A - Reg A - StartEngine	4,862,436.32
3005-0221 Series A - Issuance Costs (SE)	-1,181,758.56
Total 3005-022 Series A - Reg A - StartEngine	**3,680,677.76**
3005-023 Series A - WAX	5,132,183.74
3005-0231 APIC - Wax Series A	-205,742.00
Total 3005-023 Series A - WAX	**4,926,441.74**
Total 3005-02 APIC - Preferred Series A	**12,677,681.75**
3005-04 APIC - SAFE	96,573.26
3005-15 APIC - Stock options	207,483.17
3005-16 APIC - Stock warrants	7,181,871.73

Graze, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total 3005 Additional Paid-in Capital	**23,664,096.36**
3050 Retained Earnings	-20,951,990.69
3900 Treasury Stock	-301,229.00
Net Income	-2,975,525.14
Total Equity	**$ -563,807.38**
TOTAL LIABILITIES AND EQUITY	**$496,463.94**